SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - PETROBRAS

Open Capital Company

CNPJ/MF no 33.000.167/0001-01

NIRE no 33300032061

CALL FOR MEETING

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company’s shareholders for the General and Special Meetings March 19, 2012, at 03:00 pm, at the auditorium of the Headquarters Building at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve on the following matters:

Ordinary General Meeting

I.	Board of Director's Report and Financial Statements, accompanied of opinion from the Audit Committee, regarding the financial year ended as of December 31, 2011;
II.	Capital Budget, regarding the year of 2012;
III.	Destination of income for the year of 2011;
IV.	Election of the members of the Board of Directors;
V.	Election of the Chairman of the Board of Directors;
VI.	Election of the members of the Audit Committee and corresponding alternates; and
VII.	Establishment of compensation for administrators and members in the Audit Committee.

Extraordinary General Meeting

I. Increase of the Capital Stock by acquisition of part of the fiscal incentive reserve comprised in the year of 2011, in the amount of R$ 12 million, in compliance with article 35, paragraph 1, in Ordinance n° 2.091/07 of the National Integration State Minister, increasing the capital stock from R$ 205,380 million to R$ 205,392 million, without changes to the number of common and preferred shares, as provided for in article 40, item III, in the Company’s Articles of Incorporation, and the subsequent amendment to the wording in article 4 in the aforementioned Articles of Incorporation.

The minimum percentage in the capital stock required for the request to adopt the cumulate voting for the election of the members in the Board of Directors in the General Meeting is of 5% (five percent) of voting capita, as provided for in the CVM Instruction n° 282, as of 6-26-1998. The option to request for the adoption of the cumulate voting procedure may be enforced as provided for in § 1 in article 141 in Act 6.404, as of 12-15-1976.

Shareholders holding preferred shares who are entitled to elect in the General Meeting, in a separate ballot, a representative for this class of shares for a member of the Board of Directors, will represent, at a minimum, 10% (ten percent) of the capital stock, besides to evidence the uninterrupted ownership of the equity interest as of December 19th, 2011.

The Shareholder who wishes to be represented in the aforesaid Meetings must be compliant to the provisions in article 126, paragraph 1, in the Joint Stock Company Act and in article 13 in Petrobras’ Articles of Incorporation, producing at the meeting, or, preferably, filing a power of attorney with special powers in room 1002 (Shareholder's Support Service) at the Headquarters, not later than 03:00 pm on March 14th , 2012.

Furthermore, shareholders may also choose to vote in the matters contained in this Notice upon the use of public request of a power of attorney, pursuant to CVM Instruction 481, as of December 17th , 2009.

The acceptance of electronic powers of attorney shall be done by means of the Online Meetings platform, at the web address www.assembleiasonline.com.br. To this and for such purpose, it is necessary that shareholders register in this platform.

It will be at the shareholders’ disposal, as of February 15th , in room 1002 (Shareholder's Support Service) at the Company’s Headquarters, and at the Company's (http://www.petrobras.com.br/ri)  and at the Securities Commission’s (http://www.cvm.gov.br) web addresses, all the relevant documentation regarding the matters to be resolved in these General and Special Meetings as provided for in article 133, in Act 6.404, as of 12-15-1976 and in CVM Instruction 481, as of December 17th , 2009.

Rio de Janeiro, February 14th, 2012.

Guido Mantega

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.